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Employee-owned
The Bourbon Room NH

Whisky Bar

Portsmouth, NH
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Profile
Data Room
Updates 8
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $150,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Bourbon Room NH is seeking investment to open a location.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
OUR STORY

Where Bourbon County meets Bourbon Street. An exploration of America's one true spirit, along side another original, that of New Orleans Cajun-Creole cuisine.

The Bourbon Room concept is several ideas under one roof, diversity and multiple revenue streams being its strength. A quiet, cozy location where you can explore the world of whiskey, experiment with cocktails, as well as taste some fine Cajun-creole comfort foods at your leisure.

In addition, we intend to offer several programs aimed a guest retention, including The Portsmouth Bourbon Society membership tiers, a Private Whiskey Locker program, as well as a unique Bottle Keep Program.

From cocktails to drams. to flights and verticals, we strive to explore both the traditional while striving to think outside the box. And we're not just all about bourbon, there is a whole world of whiskey out there, in addition to the whole spectrum of spirits. Finally, to be considered are the New Hampshire and New England craft cocktail movement. A two-pronged approach, first to support local, and second is to consider the tourist and traveler.

All investments will offer 1.5 times return on their return. Tentative opening date is September 15th, and 90 days after opening ROI opportunities would begin. If this timeline holds, it's very possible that some people could have a very, merry Christmas! With all investment commitments realized within a four year window, depending on the investment.

This is a preview. It will become public when you start accepting investment.

Private Lockers ~

I will be offering personal lockers for all your Bourbon and other spirits needs. A limited number of lockers will be available as part of the investor package. Anyone who makes an investment of at least $5,000 and above will have the option of reserving a Lifetime Locker, and with no other cost ever for maintaining their locker. As an added bonus, at anytime in the future (after opening night) you can cancel your locker membership and be reimbursed no strings attached at any time.

Why you should invest

Location: My target location is downtown Portsmouth, minutes away from over 750 hotel rooms alone.
Exclusivity: The only non-smoking whiskey bar along the seacoast.
Beyond Bourbon: There is a whole world of whiskey to explore, and all signs point to no end in sight.
OUR OFFERINGS

Bourbon is just the beginning, there is a whole world of whiskey to explore, and beyond. Once established, some avenues to explore as we can take advantage of the location and expanding hours.

Fahey's Irish: Beyond whiskey, there is so much more. And as of now there is zero representation of this in Portsmouth
Spirits Tasting Room: Focusing on New Hampshire first, New England only. There is so much potential alone in our own backyard, and with our neighbors alone.
Run for the Roses: A Kentucky, and Bourbon staple, the Kentucky Derby opens up a whole world of southern exploration
Flights of Fancy: Tasting and paring is no longer so simple. be it for bourbon, food, or even cocktail flights, exploration is half the fun
The Manhattan Project: An exploration of one of the foundations of Bourbon lovers
Q&A
What is your background? How did you get into the industry?

I began as a dishwasher on third shift of a 24 hour restaurant in Sheboygan, WI in 1989. After spending the first decade of my career there and in Milwaukee, I moved to NH in 2002 to attend Le Cordon Bleu's culinary program at McIntosh College. I spent the next dozen or so years working of and on with The Orchard Street Chop Shop in Dover from it's humble beginnings in May of 2004, up until its unfortunate closing in November of 2016.

Why are you raising capital and why is now a good time?

I am excited at the prospect of working with investors versus banks, because I feel a bank is only interested in the bottom line, where in though the investor has a great interest in this too I feel more of a partnership with them in we both have similar passions moving forward. As for the timing, after witnessing losses personal and professional these past two years, the experience has taught me there is no reason like the present to try and make your dreams come true.

What's the most interesting thing you've learned about your industry since you got started?

The passion one has for their discipline. The perseverance one has in even the most trying times. That no matter how long in this game, the moment you think you've seen it all, something will always come along that will surprise you.

What is your background? How did you get into the industry?

I began as a dishwasher on third shift of a 24 hour restaurant in Sheboygan, WI in 1989. After spending the first decade of my career there and in Milwaukee, I moved to NH in 2002 to attend Le Cordon Bleu's culinary program at McIntosh College. I spent the next dozen or so years working of and on with The Orchard Street Chop Shop in Dover from it's humble beginnings in May of 2004, up until its unfortunate closing in November of 2016.

Why are you raising capital and why is now a good time?

I am excited at the prospect of working with investors versus banks, because I feel a bank is only interested in the bottom line, where in though the investor has a great interest in this too I feel more of a partnership with them in we both have similar passions moving forward. As for the timing, after witnessing losses personal and professional these past two years, the experience has taught me there is no reason like the present to try and make your dreams come true.

What's the most interesting thing you've learned about your industry since you got started?

The passion one has for their discipline. The perseverance one has in even the most trying times. That no matter how long in this game, the moment you think you've seen it all, something will always come along that will surprise you.

What is your background? How did you get into the industry?

I began as a dishwasher on third shift of a 24 hour restaurant in Sheboygan, WI in 1989. After spending the first decade of my career there and in Milwaukee, I moved to NH in 2002 to attend Le Cordon Bleu's culinary program at McIntosh College. I spent the next dozen or so years working of and on with The Orchard Street Chop Shop in Dover from it's humble beginnings in May of 2004, up until its unfortunate closing in November of 2016.

Why are you raising capital and why is now a good time?

I am excited at the prospect of working with investors versus banks, because I feel a bank is only interested in the bottom line, where in though the investor has a great interest in this too I feel more of a partnership with them in we both have similar passions moving forward. As for the timing, after witnessing losses personal and professional these past two years, the experience has taught me there is no reason like the present to try and make your dreams come true.

What's the most interesting thing you've learned about your industry since you got started?

The passion one has for their discipline. The perseverance one has in even the most trying times. That no matter how long in this game, the moment you think you've seen it all, something will always come along that will surprise you.

OCTOBER 2016
Opened

It began in collaboration with The Orchard Street Chop Shop in Dover, NH as The Bourbon Project.

JULY 2017
Opened

Moving to the Residence Inn by Marriott downtown Portsmouth, The Bourbon Project evolved into the The Bourbon Room NH over it's two year stay.

OCTOBER 2020
Incorporated

Taking it from a working bar program, legally incorporating it with the state in the next step forward.

THE TEAM
Corey Richardson
Owner

Bar Manager	Residence Inn Marriot, Portsmouth, NH	2017-2019
Beverage Manager	The Bourbon Room, Dover, NH	2016-2017
Director of Events	Orchard Street Chop Shop Inc, Dover, NH	2016
General Manager	~ Flat Iron Catering	2012-2013
	~ Orchard Street Chop Shop Restaurant	2004-2006
	~ Crescent City Bistro (closed)	2005-2006
Assistant General Manager Applecrest Farm Bistro, Hampton Falls, NH		2015
Waiter	York Harbor Inn, York, ME	2013-2014
Food & Beverage Manager Eastland Park Hotel, Portland, ME		2007-2008
Bar Manager	Mader's German Restaurant, Milwaukee, WI	1996-2001
Front of House Manager	Country Kitchen Restaurant, Sheboygan, WI	1989-1995

EXPERIENCE:

     Culinary

· Classical and practical training

· Pantry preparation and line experience

Restaurant

· Purchasing, inventory control, knowledge, and education of bar and staff.

· Day-to-day operations and supervision of front of house staff.

·   Staff scheduling and daily staffing needs.

·   Exceeding customer expectations.

·   Banquet and catering coordination and floor supervision.

·   Hiring, training and education of front of house staff.

Hotel

·   Coordination of multiple outlets for hotel.

·   Supervision, training, and education for multi-unit service area.

·   Inventory, purchasing, pricing for restaurant and lounge needs

·   Working knowledge of staffing, labor, budgeting, and forecasting.

Theatre

·   Stage Management

·   Stage and Lighting Design and Construction

·   Artistic Designer

·   Live back of house management

Computer

·   MenuPro

·   POS (Squirl, Micros, Aloha),

·   Microsoft Word, Excel

Current Projects

The Bourbon Room NH

www.thebourbonroomnh.com

EDUCATION:

Stave & Thief Society

        Bourbon Steward   2018

Updates
MARCH 20TH, 2022
Lifetime Private Locker Program

Lifetime Private Locker Program

Pledge $5,000 or more

A matching lifetime Portsmouth Bourbon Society membership and all its perks.

The ability to add your spouse to your Membership, allowing them to access your benefits.

Exclusive early access to special event tickets.

A complementary pour of the featured Bourbons of the month.

Access to members-only events and priority access and discounts to general bar events.

Priority access to rent a whiskey locker.

10% discount on all in-house purchases.

Complimentary bottle of bourbon(spirit) of your choosing courtesy of our Bottle Keep Program, per availability, waiting in your locker on opening night.

An annual complementary bottle of bourbon of your choosing from our Bottle Keep Program (per availability) on your birthday, every year that you are an active member.

A complimentary whiskey journal for recording your dram drinking experience.

A house account in the amount invested will be created for you to use at your discretion. A reimbursement on your investment. After 90 days from grand opening, up to $5,000 of this account may be cashed out with no strings attached and be made available. The Lifetime Membership and Locker Program, and all its perks, are still yours to enjoy if you wish, they will never expire.

Any investments more than $5,000, terms to be negotiated for ROI.

MARCH 20TH, 2022
Inaugural Private Locker Program investment opportunity

Inaugural Private Locker Program

Pledge $2,500 or more

A matching first-year Portsmouth Bourbon Society membership and all its perks.

The ability to add your spouse to your Membership, allowing them to access your benefits.

Exclusive early access to special event tickets.

A complementary pour of the featured Bourbons of the month.

Access to members-only events and priority access and discounts to general bar events.

Priority access to your whiskey locker.

10% discount on all in-house purchases.

Complimentary bottle of bourbon(spirit) of your choosing courtesy of our Bottle Keep Program, per availability, waiting in your locker on opening night.

A $2,500 house account to use at your discretion. A reimbursement on your investment. After 90 days from grand opening, this account may be cashed out with no strings attached. The Inaugural Membership and Locker Program, and all its perks, are still yours to enjoy if you wish, for the year.

A complimentary whiskey journal for recording your dram drinking experience.

MARCH 20TH, 2022
Lifetime Premium Membership investment opportunity

Lifetime Premium Membership

Pledge $2,500 or more

 Membership to the Portsmouth Bourbon Society, which never expires. Includes:

1. Invitations to Bourbon Events, including seminars with master distillers from the top Bourbon and American Whiskey producers, Bourbon Dinners, and Cocktail Parties

2. A Bourbon "Passport" for members to record their tastes

3. A complementary pour of the featured Bourbon of the Month

4. Opportunity to meet and sip with other Bourbon enthusiasts

5. A 5% discount on all in-house purchases.

6. A house account in your name with a $2,500 balance to use how you want. A reimbursement on your investment. After 90 days from grand opening, this account may be cashed out with no strings attached. The Lifetime Membership is still yours to enjoy if you wish, they will never expire.

MARCH 20TH, 2022
Lifetime Membership investment opportunity

Lifetime Membership

Pledge $1,000 or more

Membership to the Portsmouth Bourbon Society, which never expires. Includes:

1. Invitations to Bourbon Events, including seminars with master distillers from the top Bourbon and American Whiskey producers, Bourbon Dinners, and Cocktail Parties

2. A Bourbon "Passport" for members to record their tastes

3. A complementary pour of the featured Bourbon of the Month

4. Opportunity to meet and sip with other Bourbon enthusiasts

5. A house account in your name with a $1,000 balance to use how you want. A reimbursement on your investment. After 90 days, any balance remaining may be withdrawn if you wish.

MARCH 20TH, 2022
Inaugural Premium Membership investment opportunity

Inaugural Premium Membership

Pledge $250 or more

A first year, introductory membership to the Portsmouth Bourbon Society, which includes:

1. Invitations to Bourbon Events, including seminars with master distillers from the top Bourbon and American Whiskey producers, Bourbon Dinners, and Cocktail Parties

2. A Bourbon "Passport" for members to record their tastes

3. A complementary pour of the featured Bourbon of the Month

4. Opportunity to meet and sip with other Bourbon enthusiasts

5. A 5% discount on all in-house purchases

6. A house account in your name with a $250 balance to use how you want. A reimbursement on your investment.

MARCH 20TH, 2022
Inaugural Membership investment opportunity

Inaugural Membership

Pledge $100 or more

 A first year, introductory membership to the Portsmouth Bourbon Society, which includes:

 1. Invitations to Bourbon Events, including seminars with master distillers from the top Bourbon and American Whiskey producers, Bourbon Dinners, and Cocktail Parties

 2. A Bourbon "Passport" for members to record their tastes

 3. A complementary pour of the featured Bourbon of the Month

 4. Opportunity to meet and sip with other Bourbon enthusiasts

 5. A house account in your name with a $100 balance to use how you want. A reimbursement on your investment.

MARCH 15TH, 2022
Locker investments

Good day, I had wanted to update and correct a previous update. I apologize for misquoting. To clarify the $1,000 investment price is for a one year locker rental and all the benefits that come with it. A lifetime locker investment information will become available shortly. I thank you for your time.

MARCH 8TH, 2022
Private Lockers

I will be offering personal lockers for all your Bourbon and other spirits needs. A limited number of lockers will be available as part of the investor package. Anyone who makes an investment of at least $1,000 and above will have the option of reserving a Lifetime Locker, and with no other cost ever for maintaining their locker. As an added bonus, at anytime in the future (after opening night) you can cancel your locker membership with $1,000 reimbursed no strings attached at any time.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Start up/Insurance/Permits $30,000
Physical equipment $40,000
Inventory $40,000
Social media/misc. $20,000
Opening day + $11,000
Mainvest Compensation $9,000
Total $150,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $800,000 $880,000 $941,600 $988,680 $1,018,340
Cost of Goods Sold $250,000 $275,000 $294,250 $308,962 $318,230
Gross Profit $550,000 $605,000 $647,350 $679,718 $700,110

EXPENSES

Rent $76,000 $77,900 $79,847 $81,843 $83,889
Utilities $50,000 $51,250 $52,531 $53,844 $55,190
Salaries $200,000 $220,000 $235,400 $247,170 $254,585
Insurance $30,000 $30,750 $31,518 $32,305 $33,112
Equipment Lease $30,000 $30,750 $31,518 $32,305 $33,112
Repairs & Maintenance $25,000 $25,625 $26,265 $26,921 $27,594
Legal & Professional Fees $25,000 $25,625 $26,265 $26,921 $27,594
Operating Profit $114,000 $143,100 $164,006 $178,409 $185,034
This information is provided by The Bourbon Room NH. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement

Investment Round Status
Target Raise $150,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends June 3rd, 2022
Summary of Terms
Legal Business Name The Bourbon Room NH
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $150,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 4.5%-7.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2030
Financial Condition
No operating history

The Bourbon Room NH was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Bourbon Room NH to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Bourbon Room NH operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Bourbon Room NH competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Bourbon Room NH's core business or the inability to compete successfully against the with other competitors could negatively affect The Bourbon Room NH's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Bourbon Room NH's management or vote on and/or influence any managerial decisions regarding The Bourbon Room NH. Furthermore, if the founders or other key personnel of The Bourbon Room NH were to leave The Bourbon Room NH or become unable to work, The Bourbon Room NH (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Bourbon Room NH and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Bourbon Room NH is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Bourbon Room NH might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Bourbon Room NH is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Bourbon Room NH

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Bourbon Room NH's financial performance or ability to continue to operate. In the event The Bourbon Room NH ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Bourbon Room NH nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Bourbon Room NH will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Bourbon Room NH is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Bourbon Room NH will carry some insurance, The Bourbon Room NH may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Bourbon Room NH could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Bourbon Room NH's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Bourbon Room NH's management will coincide: you both want The Bourbon Room NH to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Bourbon Room NH to act conservative to make sure they are best equipped to repay the Note obligations, while The Bourbon Room NH might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Bourbon Room NH needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Bourbon Room NH or management), which is responsible for monitoring The Bourbon Room NH's compliance with the law. The Bourbon Room NH will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Bourbon Room NH is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Bourbon Room NH fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Bourbon Room NH, and the revenue of The Bourbon Room NH can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Bourbon Room NH to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Bourbon Room NH. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Bourbon Room NH isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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